SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Comshare, Incorporated

(Name of Subject Company (Issuer))

Conductor Acquisition Corp.
(Offeror)
an indirect wholly-owned subsidiary of
Geac Computer Corporation Limited
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

205912108
(CUSIP Number of Class of Securities)

Charles S. Jones
Chairman
Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Canada
(905) 475-0525
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Robert W. Sweet, Jr., Esquire
Foley Hoag LLP
155 Seaport Boulevard
Boston, Massachusetts 02210

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$52,008,427	$4,208***

*Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $4.60 per share in cash, pursuant to the Offer to Purchase, of all 10,827,583 issued and outstanding shares of common stock, par value $1.00 per share, of Comshare, Incorporated as of June 30, 2003 plus the aggregate amount in cash to be paid to holders of outstanding options to purchase shares of Comshare common stock determined by multiplying the excess, if any, of $4.60 over the applicable exercise price of each such option by the number of shares of Comshare common stock underlying such option.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction value.

***Previously paid in connection with the Offerors’ Schedule TO filed with the Securities and Exchange Commission on July 1, 2003.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 1, 2003, as amended by Amendment No. 1 filed on July 17, 2003 (as amended, the “Schedule TO”), by Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act (“Geac”) and Conductor Acquisition Corp., a Michigan corporation (“Purchaser”) and an indirect wholly owned subsidiary of Geac. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Comshare, Incorporated, a Michigan corporation (the “Company”), at a purchase price of $4.60 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2003, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Offer to Purchase.

     Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented in their entirety to read as follows:

Item 1.      Summary Information

     (a)  The information set forth under “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference, subject to the following amendments:

     (i)  The question and answer entitled “If I accept the Offer, when will I be paid?” on page 6 of the Offer to Purchase is hereby amended to read in its entirely as follows:

     “Q. If I accept the Offer, when will I be paid?

     Provided the conditions to the Offer are satisfied and we complete the Offer and accept any Shares for payment, you will receive a payment equal to the number of Shares you tendered multiplied by $4.60, subject to any required withholding for taxes, promptly after the expiration of the Offer. See Section 2.”

     (ii)  The question and answer entitled “Are appraisal rights available in either the Offer or the Merger?” on page 8 of the Offer to Purchase is hereby amended to read in its entirety as follows:

     “Q. Are appraisal rights available in either the Offer or the Merger?

     No. Under applicable Michigan law, appraisal rights are not available in the Offer, and if the Offer is consummated, appraisal rights will not be available in the Merger. See Section 16.”

     (iii)  The information set forth in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and supplemented by adding the following question and answer:

     “Q. Under what circumstances would Comshare be obligated to pay Geac a termination fee if the Merger Agreement is terminated?

     The Merger Agreement provides that Comshare will pay Geac a termination fee of $1,850,000, plus certain expenses up to $750,000, in the following circumstances:

•	if the Merger Agreement is terminated by Geac because Comshare has entered into a written acquisition agreement agreeing to an acquisition proposal with another person;

•	if the Merger Agreement is terminated by Comshare in connection with its entering into a definitive agreement with another person with respect to a superior proposal; or

•	if the Merger Agreement is terminated by either Geac or Comshare because any person other than Geac, Purchaser or their affiliates, consummates a tender offer or other transaction pursuant to which such person becomes a beneficial owner of more than 50% of the then outstanding Shares.

See Section 12.”

Item 2.      Subject Company Information.

     (a)  The name of the subject company is Comshare, Incorporated, a Michigan corporation. The address of its principal executive offices is 555 Briarwood Circle, Ann Arbor, Michigan, 48108, and its telephone number at such address is (734) 994-4800.

     (b)  The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

     (c)  The information set forth in the Offer to Purchase under Section 6, “Price Range of the Shares,” is incorporated herein by reference.

Item 3.      Identity and Background of Filing Person.

     (a)  – (c) The information set forth in the Introduction, in Section 9, “Information Concerning Purchaser and Geac,” and in Schedule I and Schedule II of the Offer to Purchase is incorporated herein by reference, subject to the following amendments:

     (i)  The information in Section 9, “Information Concerning Purchaser and Geac,” is hereby amended and supplemented by adding the following:

     “Neither Purchaser nor Geac, or any executive officer of either of them identified on Schedule I or II to the Offer to Purchase, has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal of state securities law.”

     (ii)  Each of Schedule I and Schedule II to the Offer to Purchase is hereby deleted and replaced in its entirety by Schedule I and Schedule II, respectively, attached to this Amendment No. 2.

Item 4.      Terms of the Transaction.

(a)	The information set forth in the Offer to Purchase under “Summary Term Sheet;” “Introduction;” Section 1, “Terms of the Offer; Expiration Date;” Section 2, “Acceptance for Payment and Payment;” Section 3, “Procedures for Accepting

the Offer and Tendering Shares;” Section 4, “Withdrawal Rights;” Section 5, “Certain Federal Income Tax Consequences;” Section 7, “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration;” Section 11, “Purpose of the Offer; Plans for the Company;” Section 12, “Description of Merger Agreement, Voting and Tender Agreements and Confidentiality Agreements;” Section 14, “Dividends and Distributions;” Section 15, “Certain Conditions of the Offer;” Section 16, “Legal Matters; Required Regulatory Approval;” Section 18, “Miscellaneous;” and in the Letter of Transmittal is incorporated herein by reference, subject to the following amendments:

     (i)  The information set forth in Section 1, “Terms of the Offer; Expiration Date,” of the Offer to Purchase is hereby amended by deleting the last sentence of the first partial paragraph on page 14 in its entirety and replacing it with the following:

     “Upon the satisfaction or waiver of all the conditions to the Offer and subject to the terms of the Merger Agreement, we will accept for payment, purchase and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer.”

     (ii)  The information set forth in the fifth paragraph on page 15 in Section 2, “Acceptance for Payment and Payment,” of the Offer to Purchase is hereby amended to read in its entirety as follows:

     “If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates representing Shares not tendered or not accepted for purchase will be returned to the tendering shareholder, or such other person as the tendering shareholder shall specify in the Letter of Transmittal, promptly after the expiration, termination or withdrawal of the Offer. In the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering shareholder shall specify in the Letter of Transmittal, promptly after the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.”

     (iii)  The information set forth in Section 3, “Procedure for Accepting the Offer and Tendering of Shares,” of the Offer to Purchase is hereby amended by deleting the third sentence under the subheading “Determination of Validity” on page 19.

     (iv)  The information set forth in the last paragraph of Section 5, “Certain Federal Income Tax Consequences,” of the Offer to Purchase is hereby amended to read in its entirety as follows:

     “You are urged to consult your tax advisor with respect to the particular tax consequences to you of the Offer and the Merger, including federal, state, local, foreign and other tax consequences.”

     (v)  The information set forth in Section 12, “Description of Merger Agreement, Voting and Tender Agreements and Confidentiality Agreements,” of the Offer to Purchase is hereby amended by deleting the last sentence of the first partial paragraph on page 28 in its entirety and replacing it with the following:

     “Upon the satisfaction or waiver of all the conditions to the Offer and subject to the terms of the Merger Agreement, we will accept for payment, purchase and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer.”

     (vi)  The information set forth in Section 15, “Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and replaced in its entirety by the following:

     “15. Conditions of the Offer

     Capitalized terms used in the following discussion shall have the meanings given to such terms in the Merger Agreement. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the 1934 Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any tendered Shares and (subject to any such rules or regulations) may delay the acceptance for payment of or the payment for any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer without accepting for payment any tendered shares if (i) there are not validly tendered (and not properly withdrawn) prior to the expiration date for the Offer (as extended in accordance with Section 2.01(b) of the Merger Agreement) (the “Determination Time”) that number of Shares which, when added to any such Shares owned by Geac or any of its affiliates, will at least satisfy the Minimum Condition, (ii) by the Determination Time any applicable waiting period under the HSR Act or any laws, rules or regulations analogous to the HSR Act existing in foreign jurisdictions has not expired or been terminated, (iii) prior to the Determination Time the Merger Agreement shall have been terminated in accordance with its terms or (iv) at the Determination Time any of the following events shall have occurred and be continuing:

     (a)  there shall be threatened or pending any suit, action or proceeding by any Governmental Entity (i) seeking to prohibit or impose any material limitations on Geac’s or Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of the Company’s businesses or assets, (ii) seeking to compel Geac or Purchaser or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, (iii) challenging the acquisition by Geac or Purchaser of any Shares pursuant to the Offer or the Merger, (iv) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other Transactions, (v) seeking to obtain from the Company any damages as a result of the Offer or the Merger that would be reasonably expected to have a Material Adverse Effect on the Company, (vi) rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (vii) seeking to impose material limitations on the ability of Purchaser or Geac effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s shareholders; or

     (b)  there has been any statute, rule, regulation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger by any Governmental Entity that results in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above; or

     (c)  any representation or warranty of the Company contained in the Merger Agreement (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification) shall not be true and correct in all respects as of the Determination Time, as if made at and as of such time (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case such representation or warranty shall not be true and correct as of such date), and the failure of such representation or warranty to be true and correct would reasonably be expected to have a Material Adverse Effect on the Company, provided that such breach is incapable of being cured or has not been cured prior to the initial expiration date of the Offer (or such later date upon which the Offer shall expire in accordance with Section 2.01 of the Merger Agreement); or

     (d)  the Company shall have failed to perform or comply with any of its obligations, covenants or agreements contained in the Merger Agreement required to be performed or complied with at or prior to the Determination Time, and such failure would reasonably be expected to have a Material Adverse Effect on the Company, provided that such failure to perform or comply is incapable of being cured or has not been cured prior to the initial expiration date of the Offer (or such later date upon which the Offer shall expire in accordance with Section 2.01 of the Merger Agreement); or

     (e)  the Board of Directors or any committee thereof (i) shall have withdrawn or modified in a manner adverse to Geac or Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger or the Merger Agreement or recommended or approved any Acquisition Proposal or (ii) shall fail to reaffirm its approval or recommendation of the Offer, the Merger Agreement or the Merger, after Purchaser’s written request that it do so within 5 Business Days after the request, or (iii) shall have resolved to do any of the foregoing, and, in the reasonable good faith judgment of Geac or Purchaser, the condition or event described in the foregoing paragraphs (a) through (e), regardless of the circumstances giving rise to such event or condition, makes it inadvisable to proceed with the Offer or the acceptance for payment of or payment for the Shares; provided, in any such case, that Purchaser and Geac have performed all of their respective obligations under Section 9.01 of the Merger Agreement.

The foregoing conditions (x) are for the sole benefit of Geac and Purchaser and (y) may be asserted by Geac and Purchaser, and, except for the (1) Minimum Condition or (2) expiration or termination or any applicable waiting period under the HSR Act or foreign laws, and otherwise subject to the terms of the Agreement, may be waived by Geac and Purchaser, in whole or in part, in the sole discretion of Geac and Purchaser.

     Any change in, or waiver by Geac and Purchaser of, any of the foregoing conditions that is material to the holders of Shares will be announced publicly by Geac and Purchaser. The Offer may, in certain circumstances, be extended in connection with any such change or waiver. See Section 1.”

     (vii)  The information set forth in Section 16, “Legal Matters; Required Regulatory Approval,” of the Offer to Purchase is hereby amended and supplemented by adding the following after the final sentence thereof:

     “Dissenters’ Rights. Pursuant to Section 762 of the Michigan Law, shareholders of a Michigan corporation may be entitled to dissent from, and obtain payment of the fair value of their shares in the event of, certain corporate actions, including, but not limited to, the consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger under the applicable provisions of Michigan Law. Shareholders may not dissent and receive appraisal rights, however, under certain circumstances, including if the corporation’s stock is traded on the Nasdaq National Market or if the consideration received in the subject transaction is all cash. Consequently, the shareholders of the Company do not have dissenters’ rights in connection with the Offer or the Merger.”

Item 5.      Past Contacts, Transactions, Negotiations and Agreements.

(a)	The information set forth in the Offer to Purchase under Section 9, “Information Concerning Geac and Purchaser,” as amended above, is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under Section 9, “Information Concerning Geac and Purchaser,” as amended above; Section 10, “Background of the Offer; Contacts with the Company;” Section 11, “Purpose of the Offer; Plans for the Company;” and Section 12, “Description of the Merger Agreement, Voting and Tender Agreements and Confidentiality Agreements;” subject to the following additional amendments, is incorporated herein by reference:

     (i)  The information set forth in the third paragraph of Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended by deleting the first sentence of the paragraph and replacing it with the following:

     “On April 1, 2003, David Friend, a member of Geac’s Board of Directors, contacted John F. Rockart, a member of the Company’s Board of Directors, to suggest that the two companies might explore the possibility of a business combination. The Company and Geac had not previously had discussions regarding a transaction.”

     (ii)  The information set forth under Section 10, “Background of the Offer, Contacts with the Company,” of the Offer to Purchase, in the last full paragraph on page 25, is hereby amended by adding the following after the final sentence thereof:

     “The principal substantive issues that remained outstanding at June 18, 2003 included the definition of the term “material adverse effect,” the timing of commencement of the tender offer, the outside date for extensions of the tender offer, the scope of certain representations and warranties of the Company, the completion of the Company’s disclosure schedules, and the need to negotiate and execute new employment agreements among the Company, Geac and Messrs. Hartlen and King.”

     (iii)  The information set forth in the second paragraph under Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended and supplemented by adding the following sentence after the first sentence of the paragraph:

     “With the assistance of Bryant Park Capital, the Company identified and contacted potential strategic and financial buyers that were involved in the software industry and determined to be the most likely to have sufficient financial means and the greatest interest in acquiring the Company.”

     (iv)  The information set forth in the second paragraph under Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended and supplemented by deleting the seventh sentence of the paragraph in its entirety and replacing it with the following:

     “Among the matters covered were discussions with potentially interested parties regarding the completion of preliminary due diligence.”

     (v)  The information set forth in the second paragraph under Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended and supplemented by adding the following after the last sentence of the paragraph:

     “At that time, one interested party was conducting continuing due diligence and discussing a preliminary valuation of the Company (which was less than the consideration ultimately provided in the Merger Agreement), and other interested parties were considering whether to continue discussions with the Company.”

     (vi)  The information set forth under Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended and supplemented by adding the following sentence after the sixth sentence of the fourth paragraph thereunder:

     “No party which initially expressed an interest in acquiring the Company, other than Geac, ultimately decided to pursue, at a higher price, a transaction with the Company.”

     (vii)  The information set forth under Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended and supplemented by deleting the third sentence of the ninth paragraph thereunder and replacing it with the following:

     “Also at such meeting, Bryant Park Capital made a financial presentation to the Board and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated June 22, 2003, the date of the Merger Agreement) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in the opinion, the $4.60 net per Share cash consideration to be received in the Offer and the Merger, taken together, by holder of the Shares (other than Geac and its affiliates) was fair, from a financial point of view, to such holders.”

     (viii)  The information set forth under Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended and supplemented by deleting the first sentence of the twelfth paragraph thereunder and replacing it with the following:

     “The Company’s Board of Directors met on June 29, 2003 to consider a letter, dated and received by the Company on June 27, 2003, from a party expressing an interest in submitting a proposal to acquire all of the outstanding Shares at an unspecified cash price, subject to completion of due diligence.”

     (ix)  The information set forth under Section 10, “Background of the Offer; Contacts with the Company,” of the Offer to Purchase is amended and supplemented by adding the following sentence at the end of the twelfth paragraph thereunder:

     “The only contact from the third party since that time has been two telephone calls from the party’s legal counsel to the Company’s legal counsel, the last call occurring on July 1, 2003, requesting the commencement of initial due diligence and a meeting to discuss its interest in submitting a proposal. The caller was advised of the Board’s conclusion described above. The third party has provided no additional information regarding the proposal for consideration by the Company’s Board.”

Item 6.      Purposes of the Transaction and Plans or Proposals.

     (a)  The information set forth in the Offer to Purchase under Section 11, “Purpose of the Offer; Plans for the Company,” is incorporated herein by reference.

     (c)  The information set forth in the Offer to Purchase under Section 7, “Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration;” Section 11, “Purpose of the Offer; Plans for the Company;” Section 12, “Description of Merger Agreement, Voting and Tender Agreements and Confidentiality Agreements;” and Section 14, “Dividends and Distributions,” is incorporated herein by reference.

Item 7.      Source and Amount of Funds or Other Consideration.

     (a)  The information set forth in the Offer to Purchase under Section 13, “Source and Amount of Funds;” and Section 17, “Fees and Expenses,” is incorporated herein by reference, subject to the following amendments:

     (i)  The information set forth in Section 13, “Source and Amount of Funds,” of the Offer to Purchase is hereby amended and supplemented by adding the following after the final sentence thereof:

     “We believe that the cash and cash equivalents of Geac and its subsidiaries will be adequate to fund the payment of the aggregate consideration required under the terms of the offer and the merger agreement, without the need for borrowing from any third party.”

     (ii)  The information set forth in Section 17, “Fees and Expenses,” of the Offer to Purchase is hereby amended and supplemented by deleting the second sentence of the section in its entirety and replacing it with the following:

     “Pursuant to a letter agreement dated June 27, 2003, we have agreed to pay Georgeson Shareholder Communication Inc. a fee of approximately $7,500 for its services as Information Agent and Georgeson Shareholder Securities Corporation a fee of approximately $67,500 for its services as Dealer Manager. These fees are payable upon completion of the Offer.”

     (b)  The information set forth in the Offer to Purchase under Section 13, “Source and Amount of Funds,” as amended above, is incorporated herein by reference. There are no alternative financing arrangements or financing plans.

     (d)  Not applicable.

Item 8.      Interest in Securities of the Subject Company.

     (a)  The information set forth in the Offer to Purchase under Section 9, “Information Concerning Purchaser and Geac,” and in Schedule I and Schedule II to the Offer to Purchase, each as amended above, and in Schedule III to the Offer to Purchase, is incorporated herein by reference.

     (b)  The information set forth in the Offer to Purchase under Section 9, “Information Concerning Purchaser and Geac,” and in Schedule I and Schedule II to the Offer to Purchase, each as amended above, is incorporated herein by reference.

Item 9.      Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  The information set forth in the Offer to Purchase under Section 17, “Fees and Expenses,” as amended above, is incorporated herein by reference.

Item 11.      Additional Information.

     (a)  The information set forth in the Offer to Purchase under Section 12, “Description of Merger Agreement, Voting and Tender Agreements and Confidentiality Agreements;” and Section 16, “Legal Matters; Required Regulatory Approvals,” each as amended above, is incorporated herein by reference.

     On July 16, 2003, the Company and Geac issued a joint press release, a copy of which is filed as Exhibit (a)(1)(H) hereto, announcing that on July 15, 2003, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Geac’s proposed acquisition of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Geac Computer Corporation Limited

/s/ Charles S. Jones

By: Charles S. Jones
Its: President and Chief Executive Officer

Conductor Acquisition Corp.

/s/ Charles S. Jones

By: Charles S. Jones
Its: President and Chief Executive Officer

Date: July 18, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a) (1) (A)	Offer to Purchase, dated July 1, 2003.*

(a) (1) (B)	Letter of Transmittal.*

(a) (1) (C)	Notice of Guaranteed Delivery.*

(a) (1) (D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a) (1) (E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a) (1) (F)	Press Release dated July 1, 2003.*

(a) (1) (G)	Summary Advertisement, published in the New York Times on July 3, 2003.*

(a) (1) (H)	Press Release dated July 16, 2003.**

(b)	Not Applicable.

(c)	Not Applicable.

(d) (1)	Confidentiality Agreement dated April 24, 2003 between Geac and the Company.*

(d) (2)	Confidentiality Agreement effective May 1, 2003 between Geac and the Company.*

(d) (3)	Agreement and Plan of Merger, dated as of June 22, 2003, by and among Geac, Purchaser and the Company.*

(d) (4)	Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and Dennis G. Ganster.*

(d) (5)	Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and each of Codec Systems Limited and Anthony Stafford.*

(d) (6)	Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and Brian Hartlen.*

(d) (7)	Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and David King.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on July 1, 2003 with the Securities and Exchange Commission on Schedule TO by Purchaser and Geac.

**	Previously filed on July 17, 2003 with the Securities and Exchange Commission on Schedule TO by Purchaser and Geac.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF GEAC

      Set forth below are the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Geac. The business address of each director and executive officer employed by Geac is 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada. All executive officers and directors are citizens of the United States, except for Hema Anganu, C. Kent Jespersen, Pierre MacDonald and Robert L. Sillcox, who are citizens of Canada, Timothy J. Wright, who is a citizen of the United Kingdom, and Thomas I.A. Allen, Q.C., and Craig C. Thorburn, who are dual citizens of Canada and Ireland.

      C. Kent Jespersen was first elected to Geac’s board of directors in October 2001, and was appointed Chairman of the Board of Directors on July 18, 2003. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998. From 1994 to 1998, Mr. Jespersen held the positions of President of NOVA Gas International Ltd., President and Chief Executive Officer Elect of NOVA Energy Services, President of NOVA Gas Services Ltd., and Senior Vice President, Corporate Development of NOVA Corporation. Mr. Jespersen currently serves as the Chairman of the board of directors of CCR Technologies Ltd. and is Chairman Emeritus of Institute of the Americas of La Jolla, California. He also serves as a director of Telesystems International Wireless Inc., Axia NetMedia Corporation, Bow Valley Energy Ltd., Matrikon, Inc. and Ryan Energy Ltd. Technologies Inc.

      Charles S. Jones was appointed President and Chief Executive Officer of Geac on July 18, 2003. He was first elected to Geac’s board of directors in September 1997, and served as Chairman of the board of directors from December 2000 until July 18, 2003. Mr. Jones is the Chairman and co-founder of First Funding Corporation, an investment firm based in Stamford, Connecticut, where he has worked since 1984. Currently, Mr. Jones serves as a director of Farrel Corporation and a number of diverse companies, from an industrial equipment manufacturer to a computer games designer and publisher.

      Hema Anganu was appointed Geac’s Treasurer in September 1999. Prior to that appointment, Ms. Anganu served as Geac’s Director, Financial Reporting & Analysis from 1998 to 1999, Controller, Corporate Finance from 1996 to 1998, and Manager, Corporate Finance from 1991 to 1996.

      Arthur Gitajn has served as Geac’s Chief Financial Officer since December 2001. From May 2001 to December 2001, he was Geac’s Vice President and Corporate Controller. Prior to that appointment, Mr. Gitajn was Vice President, Finance for North American Verticals from February 1999 to April 2001. Prior to joining Geac, he was Director of Financial and Information Technology Services for the City of Alexandria, Virginia, where he served from 1986 to 1999.

      Joyce Koenig has been Geac’s Vice President, Strategic Financial Analysis, since she joined Geac in January 2002. Previously, Ms. Koenig worked at MRO Software, Inc. Most recently, Ms. Koenig served as Director, Financial Analysis & Purchasing at MRO, from 1996 to 2001.

      John L. Sherry, III has served as Geac’s Senior Vice President, Marketing and Strategic Alliances since February 2002. Prior to joining Geac, he served in 2001 as Senior Vice President, Marketing and Business Development for ViryaNet, a publicly held software company providing workforce management solutions for field service operations. From 1999 to 2001, Mr. Sherry served as Vice President, Marketing for Excelergy, a venture backed company providing software to the deregulating energy and utilities industries. From 1996 to 1999, he served as Executive Director of Marketing for the Kenan Systems unit of Lucent Technologies.

      Craig C. Thorburn has served as Geac’s Senior Vice President, Mergers & Acquisitions, and Corporate Secretary since December 2001. Mr. Thorburn has also been with the Toronto office of Blake, Cassels & Graydon LLP since 1985, where he became a partner in 1993 and where he continues his practice involving mergers and acquisitions, and business and regulatory law. Mr. Thorburn is also a director of Vivendi Universal Exchangeco Inc.

      James M. Travers joined Geac as Senior Vice President and President, Geac Enterprise Solutions Americas, in August 2002. Before joining Geac, Mr. Travers served from December 2000 to April 2001 as

I-1

Interim President and Chief Executive Officer of Agillion, Inc., a provider of real-time customer collaboration and content management solutions. From January 1995 until it was acquired by Peregrine Systems in June 2000, Mr. Travers served in several senior management positions, most recently as President and Chief Executive Officer, with Harbinger Corporation, a provider of e-commerce solutions.

      Timothy J. Wright was appointed as Geac’s Senior Vice President, Chief Technology Officer and Chief Information Officer in January 2003. Prior to joining Geac, Mr. Wright served for just over three years as Senior Vice President, Chief Technology Officer and Chief Information Officer at Terra Lycos, a major provider of Internet access and content to several million subscribers worldwide. Prior to working at Terra Lycos, Mr. Wright spent seven years at The Learning Company, a major provider of consumer and education software, until it was acquired by Mattel in mid-1999.

      Thomas I. A. Allen, Q.C. was first elected to Geac’s board of directors in September 1999. He is the Chairman of the Accounting Standards Oversight Council of Canada and is a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. Mr. Allen has been a partner at the law firm of Ogilvy Renault since October 1996. Mr. Allen is a director of the following public corporations: Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited, Mundoro Mining Inc., and Unisphere Waste Conversion Limited.

      David Friend has been one of Geac’s directors since October 2001. Mr. Friend is the Chairman of Sonexis, Inc., a telecommunications software and platform provider, a company he founded in June 1999. Prior to founding Sonexis, he was the Chairman and co-founder of FaxNet Corporation, a supplier of messaging services to the telecommunications industry, where he served from January 1995 to May 1999. Prior to founding FaxNet, Mr. Friend founded Pilot Software, Inc., a software company based in Cambridge, Massachusetts, where he served from November 1983 to November 1994. Mr. Friend is an active venture investor and serves on the board of directors of HealthGate Data Systems, Inc.

      Pierre MacDonald was first elected to Geac’s board of directors in September 1999. Since March 1995, Mr. MacDonald has served as Chairman and Chief Executive Officer of MacD Consult Inc., a group of consultants in international finance and marketing. Since May 2000, Mr. MacDonald has served as the Vice-Chairman of the board of directors of the Export Development Corporation, a Crown corporation that operates as a financial institution devoted exclusively to providing trade finance services in support of Canadian exporters and investors in up to 200 countries. Mr. MacDonald began serving as a director of Export Development Corporation in August 1995. He also serves as a director of AEterna Laboratories Inc., AIM Canada Fund Inc., AIM Global Fund Inc., Slater Steel Inc. and Sodisco-Howden Group Inc.

      Michael D. Marvin was appointed to Geac’s board of directors in August 2001. Mr. Marvin is the founder and Chairman Emeritus of MapInfo Corporation, a software technology company specializing in location based solutions and services that help businesses better understand their customers and markets. Mr. Marvin was the Chairman of MapInfo from 1992 until January 2001.

      William G. Nelson was first elected to Geac’s board of directors in September 1988. He served as Chairman of Geac’s board of directors from June 1996 to October 2000, and as Geac’s President and Chief Executive Officer from September 1996 to April 1999. Mr. Nelson has served as Chief Executive Officer of Clarendon Capital Inc., an investment banking and consulting firm, since June 1995. Mr. Nelson has been the Chairman of the board of directors of Harris Business Group, Inc. since 1990 and the Chairman of the board of directors of Repository Technologies Inc., a computer software company, since 1999. Mr. Nelson is also a director of Manugistics Group, Inc., a provider of intelligent supply chain optimization solutions for enterprises and evolving eBusiness trading networks, HealthGate Data Corp., a provider of eHealth Internet solutions for hospitals and healthcare enterprises, and Catalyst International Inc., a global provider of software and services for warehouse management.

      Robert L. Sillcox was appointed to Geac’s board of directors in August 2001. Mr. Sillcox is the Chairman of Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions. He has held this position since he co-founded the firm in 1998. Mr. Sillcox is currently also a director of a Canadian chartered bank, Glenmount International, L.P.I., an industrial technology private equity partnership, and Helpcaster Technologies Inc., a software technology company.

I-2

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

      Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of each director and executive officer employed by Purchaser is 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada. Charles S. Jones is a citizen of the United States and Ruth Klein is a citizen of Canada.

      Charles S. Jones is Chairman of the board of directors, President and Chief Executive Officer of Purchaser. (See Summary in Schedule I.)

      Ruth Klein is Secretary of Purchaser. Ms. Klein was appointed Geac’s Vice President, Legal Affairs, in 2002. Prior to that appointment, Ms. Klein served as Geac’s Assistant General Counsel from 1996 to 2002.

II-1